EXHIBIT 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Year Ended December 31,
(dollar amounts in thousands)	2008	2007	2006
Pretax income (loss) from continuing operations before adjustment for minority interest or income from unconsolidated subsidiaries	$(185,983)	$81,428	$59,984
Add:
Fixed charges	28,896	30,362	16,601
Dividends received	222	1,760	—
Less:
Capitalized interest	(189)	(339)	—

Adjusted pretax income (loss)	$(157,054)	$113,211	$76,585

Fixed charges:
Interest expense	$24,538	$26,126	$14,719
Estimate of interest within rental expense	4,169	3,897	1,882
Capitalized interest	189	339	—

Total fixed charges	$28,896	$30,362	$16,601

Ratio of earnings to fixed charges	(1)	3.7	4.6

(1)	Adjusted pretax loss was inadequate to cover fixed charges by $186.0 million in 2008.

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